July 25, 2013

VIA EDGAR AND COURIER

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:  Star Scientific, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013, File No. 001-15324

Comment Letter Dated July 11, 2013

Dear Mr. Rosenberg:

This letter is in response to your comment letter dated July 11, 2013 regarding our Form 10-K for the fiscal year ended December 31, 2012. Your comment is repeated below followed by our response.

Consolidated Financial Statements; Notes to Consolidated Financial Statements 8; Stockholder’s Equity, Page 58.

1.	Please provide us a comprehensive analysis showing how your accounting within stockholders’ equity for each material warrant issuance and modification complies with GAAP. Include references to the specific paragraphs within the accounting literature that you relied upon to support your accounting.

Response:

Background

The Company has granted common stock warrants (“Warrants”) in connection with Securities Purchase Agreements in which the Warrants have been included with direct equity shares purchased by investors as part of the incentive for investors to provide long-term equity capital to the Company. The strike price for the Warrants reflects negotiated prices in connection with the equity share purchases. The Warrants have been issued for various terms which, most recently, have been for five years. None of the Warrants issued by the Company have been attached to any debt instruments. We refer you to “Note 8 Stockholder’s Equity subheading Warrants” for a description of the Warrant issuances.

The Company has used a form of warrant agreement for its Securities Purchase Agreements similar to the form of agreement attached hereto as Exhibit “A”. The first paragraph of our Securities Purchase agreement references the warrant agreement which is excerpted here for your reference:

“WHEREAS, the Company and each Investor desire that Investor will purchase from the Company and the Company will issue and sell to each Investor (or an individual retirement account behalf of the Investor), upon the terms and conditions set forth in this Agreement: (a) the aggregate amount of shares of the Company’s common stock, par value $0.0001 per share (“ Common Stock ”), set forth opposite to each Investor’s name under the heading “Shares” on Schedule I hereto (in each case, the “ Shares ”); and (b) a warrant substantially in the form attached hereto as Exhibit A (the “ Warrant ”), to purchase the amount of shares of the Company’s Common Stock set forth opposite the Investor’s name under the heading “Warrants” on Schedule I.”

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

As of the March 18, 2013 filing of the Company’s Annual Report for 2012 on Form 10-K, the Company had 16,509,167 outstanding Warrants, all of which have been accounted for consistent with the treatment noted below.

As reflected in Note 8 to the Consolidated Financial Statements filed on Form 10-K for the year ended December 31, 2012, the exercise price of certain of the Company’s Warrants were reduced in November 2012 to induce the Warrant holders to exercise the Warrants. All other provisions of the Warrants remained unchanged. As discussed below, the decrease in the exercise price does not result in any different accounting treatment for those Warrants.

The accounting treatment utilized by the Company is based on the analysis of the following terms contained in the form of warrant attached as Exhibit “A”:

1. The Company in considering the accounting treatment for its Warrants has assessed whether the Warrants contain any obligation for the Company to guarantee value, transfer assets, repurchase shares, provide any additional equity compensation to the investor or similar provisions. The Company’s Warrants do not contain any such terms and, as set forth in the paragraph excerpted below from Exhibit “A”, the warrant holders do not acquire any rights as stockholder until exercise of the Warrants.

“Paragraph 7. No Rights as Stockholder until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment and this Warrant shall no longer be issuable with respect to such Warrant Shares.”

2. The following excerpted paragraph from Exhibit “A” confirms the Company’s commitment to maintain sufficient authorized and unissued shares to cover all outstanding warrants during their term.

“Paragraph 14.  Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation.”

Based on the above paragraph and the ongoing review performed each quarter, none of the Warrants were issued without sufficient authorized shares and the Company has reserved sufficient shares to cover the exercise of all outstanding Warrants.

3. The following paragraph, more specifically part (b), which comes from the Company’s Securities Purchase Agreement references that the Warrants, which are the subject of Note 8 in the Company’s Form 10K for the period ending December 31, 2012, are attached to common stock and thus are not freestanding.

“ The Company and each Investor desire that Investor will purchase from the Company and the Company will issue and sell to each Investor (or an individual retirement account behalf of the Investor), upon the terms and conditions set forth in this Agreement: (a) the aggregate amount of shares of the Company’s common stock, par value $0.0001 per share (“ Common Stock ”), set forth opposite to each Investor’s name under the heading “Shares” on Schedule I hereto (in each case, the “ Shares ”); and (b) a warrant substantially in the form attached hereto as Exhibit A (the “ Warrant ”), to purchase the amount of shares of the Company’s Common Stock set forth opposite the Investor’s name under the heading “Warrants” on Schedule I.”

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

4. Paragraph 11 of Exhibit “A”, which is set forth below, provides the warrant holder the ability to exercise their warrants in the event of a reorganization, reclassification, merger, consolidation or disposition of assets. This provision does not provide the warrant holder preferential treatment over other common stockholders in the event of an exercise of the Warrants following these types of events:

“Paragraph 11. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or other entity of any kind (each a “ Person ”), in which the Company is not the survivor and the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least fifty percent (50%) of the voting securities of the surviving entity, (ii) the Company effects any sale of all or substantially all of its assets or a majority of its Common Stock is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which all or substantially all of the holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 10 above) (in any such case, a “ Fundamental Transaction ”), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “ Alternate Consideration ”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to purchase and/or receive (as the case may be), and the other obligations under this Warrant. The foregoing provisions of this Section 11 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations, spin-offs, or dispositions of assets.”

5. The Warrants have fixed prices and are not indexed to any other type of instrument that provides the holder rights to receive additional shares or warrant shares. Paragraph 10 of Exhibit “A”, which is set forth below, provides for adjustment in limited cases, but does not constitute any other anti-dilutive or ratchet provision that would impact on the nature of the Warrants.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

“Paragraph 10.  Adjustments of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which he would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company purchasable pursuant hereto as a result of such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.”

Accounting Treatment

The Company assesses warrant grants and any modification to the Warrants at the reporting period under the conditions prescribed by Accounting Standards Codification Topic 480-10 Section 25, Paragraphs 4-14. Those Sections are set forth immediately below along with the Company’s position on the impact of each of these Standards on the Warrants.

  I Mandatorily Redeemable Financial Instruments

25-4----A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

25-5----A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

25-6----In determining if an instrument is mandatorily redeemable, all terms within a redeemable instrument shall be considered. The following items do not affect the classification of a mandatorily redeemable financial instrument as a liability:

1.	a. A term extension option.

2.	b. A provision that defers redemption until a specified liquidity level is reached.

3.	c. A similar provision that may delay or accelerate the timing of a mandatory redemption.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

25-7---If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Subtopic. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of a mandatorily redeemable instrument (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.

Company Position: Mandatorily Redeemable Financial Instruments

The Company has assessed all terms and conditions of the warrant agreement under the provisions prescribed by Accounting Standards Codification 480-10-25, Paragraphs 4-7 for mandatorily and conditionally redeemable characteristics. The Company has determined that there are no mandatorily or conditionally redeemable characteristics, and therefore the Warrants are not classified as liabilities.

  II Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets

25-8 An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

1.	a. It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

2.	b. It requires or may require the issuer to settle the obligation by transferring assets.

25-9 In this Subtopic, indexed to is used interchangeably with based on variations in the fair value of. The phrase requires or may require encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

25-10 Examples of financial instruments that meet the criteria in paragraph 480-10-25-8 include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.

25-11 All obligations that permit the holder to require the issuer to transfer assets result in liabilities, regardless of whether the settlement alternatives have the potential to differ.

25-12 Certain financial instruments that embody obligations that are liabilities within the scope of this Subtopic also may contain characteristics of assets but be reported as single items. Some examples include the following:

1.	a. Net-cash-settled or net-share-settled forward purchase contracts.

2.	b. Certain combined options to repurchase the issuer’s shares.

Those instruments are classified as assets or liabilities initially or subsequently depending on the instrument’s fair value on the reporting date.

25-13 An instrument that requires the issuer to settle its obligation by issuing another instrument (for example, a note payable in cash) ultimately requires settlement by a transfer of assets, accordingly:

1.	a. When applying paragraphs 480-10-25-8 through 25-12, this also would apply for an instrument settled with another instrument that ultimately may require settlement by a transfer of assets (warrants for puttable shares).

2.	b. It is clear that a warrant for mandatorily redeemable shares would be a liability under this Subtopic.

Company Position: Obligation to Repurchase Issuers Equity Shares

The Warrants contain no provisions that require the repurchase of the warrants or the transfer of any assets. Accordingly, the Company has determined that the Warrants would not be classified as a liability under the Accounting Standards Codification rules set forth above.

III Obligation to Issue a Variable Number of Shares

25-14 ---A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

1.	a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor's S&P 500 Index and settleable with a variable number of the issuer’s equity shares)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Company’s Position: Obligation to Issue a Variable Number of Shares

The opening paragraph of Exhibit “A” reflects that the Company’s Warrants are issued for a set number of shares.

“THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received,______ (the “ Holder ”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after________ (the “ Initial Exercise Date ”) and on or prior to the close of business on ________ (the “ Termination Date ”) but not thereafter (the “ Exercise Period ”), to subscribe for and purchase from Star Scientific, Inc., a Delaware corporation (the “Company”), up to ______ shares (the “ Warrant Shares ”) of common stock, par value $0.0001 per share, of the Company (the “ Common Stock ”). The purchase price of one share of Common Stock (the “ Exercise Price ”) under this Warrant shall be $_____, subject to adjustment hereunder. The Exercise Price and the number of Warrant Shares for which the Warrant is exercisable shall be subject to adjustment as provided herein. The term “Holder” shall refer to the Holder identified above or any subsequent transferee of this Warrant. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Securities Purchase and Registration Rights Agreement, dated _____, between the Company and Holder (the “ Purchase Agreement ”).”

As reflected in the portion of Exhibit “A” set forth above, the Company’s Warrants are issued for a set number of shares. Paragraph 10 of the Warrants provides for pro-rata changes in number of warrant shares only in the case of stock dividends, stock splits and reverse stock splits, which are not the type of conditional obligation addressed in Section 25-14. Since the Warrants do not contain variable share terms as defined in Section 25.14, the Warrants would not be classified as a liability under the Accounting Standards Codification rule discussed above.

Conclusion

The terms of the Warrants are compared to existing accounting guidance which has lead the Company to the conclusion that the Warrants do not have any debt or derivative characteristics or other features that would result in issuance of variable shares and thus require liability accounting treatment. The Company believes the Warrants are common equity warrants. Accordingly, the Company has not ascribed separate presentation of the value of the Warrants at issuance and considered the value as additional paid in capital at the time of exercise.

There is limited guidance in the Accounting Standards Codification or SEC literature relating to the initial valuation of equity warrants. Accordingly, the Company follows the general provision of Accounting Codification 505 for equity accounting and generally accepted practices as can be found in major accounting texts. As reflected in those sources, common stock warrants are to be disclosed upon issuance and common stock accounting is to be performed upon exercise of the warrants.

Based on those sources, the Company has adhered to the standard practices and discloses the number of warrants and exercise price at the time of issuance. Upon exercise of a warrant and receipt of the exercise price from the warrant holder, the Company debits cash and credits common stock for the par value and additional paid in capital for the excess value. The Company then issues the shares and increases its shares outstanding.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

July 25, 2013

In instances where the Company has reduced the strike price for its Warrants, such as in November 2012, the modification only related to the exercise price of the Warrants. Accordingly, such a modification does not change the accounting treatment noted above, but only results in the Company receiving less funds at the time of the exercise of the Warrants.

***

In response to the Commission’s letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at 804-527-1970.

Very truly yours,

/s/ Park A. Dodd, III

Park A. Dodd, III
Chief Financial Officer

cc:	Paul L. Perito, Chairman, President and COO, Star Scientific, Inc.

Robert E. Pokusa, Secretary and General Counsel, Star Scientific, Inc.

Robert K. Smith, Esquire, K&L Gates LLP

Alan J. Berkeley, Esquire, K&L Gates LLP

Randy Burton, Partner, Cherry Bekaert LLP CPA’s (Company Auditors)

EXHIBIT “A”

Exhibit A

THIS WARRANT AND THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND UPON DELIVERY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE SECURITIES ACT OR THAT THE PROSPECTUS DELIVERY REQUIREMENTS HAVE BEEN MET.

COMMON STOCK PURCHASE WARRANT

To purchase common stock shares of common stock, $0.0001 par value, of

Star Scientific, Inc.

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after [date] (the “Initial Exercise Date”) and on or prior to the close of business on [date] (the “Termination Date”) but not thereafter (the “Exercise Period”), to subscribe for and purchase from Star Scientific, Inc., a Delaware corporation (the “Company”), up to [number] shares (the “Warrant Shares”) of common stock, par value $0.0001 per share, of the Company (the “Common Stock”). The purchase price of one share of Common Stock (the “Exercise Price”) under this Warrant shall be $ , subject to adjustment hereunder. The Exercise Price and the number of Warrant Shares for which the Warrant is exercisable shall be subject to adjustment as provided herein. The term “Holder” shall refer to the Holder identified above or any subsequent transferee of this Warrant. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Securities Purchase and Registration Rights Agreement, dated [date] , between the Company and Holder (the “Purchase Agreement”).

1.                  Authorization of Warrant Shares. The Company represents and warrants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable.

2.                  Exercise of Warrant.

(a)                Except as provided in Section 3 herein, exercise of the purchase rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date and before or on the Termination Date by (i) surrendering this Warrant, with the Notice of Exercise Form annexed hereto completed and duly executed, to the offices of the Company (or such other office or agency (including the transfer agent, if applicable) of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) and (ii) delivering payment of the Exercise Price of the shares thereby purchased by wire transfer of immediately available funds or cashier’s check drawn on a United States bank. The Holder exercising his purchase rights in accordance with the preceding sentence shall be entitled to receive a certificate for the number of Warrant Shares so purchased, which certificate will bear a legend substantially similar to the legend set forth on this Warrant. Certificates for shares purchased hereunder shall be issued and delivered to the Holder within five (5) Trading Days (as defined below) after the date on which this Warrant shall have been exercised as aforesaid. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder shall be deemed to no longer hold this Warrant with respect to such shares and to have become a holder of record of such shares for all purposes, in each case as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 4 prior to the issuance of such shares, have been paid.

1

(b)               In the event that the Warrant is not exercised in full, the number of Warrant Shares shall be reduced by the number of such Warrant Shares for which this Warrant is exercised and/or surrendered, and the Company, if requested by Holder and at his expense, shall within ten (10) Trading Days issue and deliver to the Holder a new Warrant of like tenor in the name of the Holder or as the Holder (upon payment by Holder of any applicable transfer taxes) may request, reflecting such adjusted Warrant Shares.

[(c)             Notwithstanding anything to the contrary contained in this Warrant, this Warrant shall not be exercisable by the Holder hereof to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of [4.99%][9.99%][19.99%] (the “Maximum Percentage”) of the Common Stock. To the extent the above limitation applies, the determination of whether this Warrant shall be exercisable (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder) and of which such securities shall be exercisable (as among all such securities owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Warrant. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Stock. Upon the written or oral request of the Holder, the Company shall as soon as practicable confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock. [In the event the Company exercises its rights under Section 15 hereof, “4.99%” in the first sentence of this Section shall be replaced with “9.99%”.]]

2

“Trading Day” shall mean a day on which there is trading on the Principal Market or such other market or exchange on which the Common Stock is then principally traded.

3.                  No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

4.                  Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder; provided, however, that the Holder shall pay any applicable transfer taxes.

5.                  Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

6.                  Division and Combination.

(a)                This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the denominations in which new Warrants are to be issued, signed by the Holder or his agent or attorney. The Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice

(b)               The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this Section 6.

7.                  No Rights as Stockholder until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment and this Warrant shall no longer be issuable with respect to such Warrant Shares.

8.                  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

9.                  Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

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10.              Adjustments of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of its outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which he would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company purchasable pursuant hereto as a result of such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

11.              Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or other entity of any kind (each a “Person”), in which the Company is not the survivor and the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least fifty percent (50%) of the voting securities of the surviving entity, (ii) the Company effects any sale of all or substantially all of its assets or a majority of its Common Stock is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which all or substantially all of the holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 10 above) (in any such case, a “Fundamental Transaction”), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Holder, such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to purchase and/or receive (as the case may be), and the other obligations under this Warrant. The foregoing provisions of this Section 11 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations, spin-offs, or dispositions of assets.

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12.              Notice of Adjustment. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this Warrant or the Exercise Price is adjusted, as herein provided, the Company shall give notice thereof to the Holder, which notice shall state the number of Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

13.              Notice of Corporate Action. If at any time:

(a)                the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

(b)               there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

(c)                there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company; then, in any one or more of such cases, the Company shall give to Holder (i) at least five Business Days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least five Business Days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their Warrant Shares for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 16(d).

14.              Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation.

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Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value and (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant.

15.              Call. At any time and from time to time following  [date]  , the Company shall have the right, upon 20 Business Days’ prior written notice to the Holder (“Call Notice”), to call (require Holder to exercise) all or any portion of this Warrant at the Exercise Price provided that (i) the Warrant Shares are registered for resale pursuant to the Securities Act and have been for at least the 20-Trading Day period preceding the Call Notice, (ii) the Prospectus has not been suspended at any time during the 20-Trading Day period preceding the Call Notice, (iii) the Common Stock is currently listed (and is not suspended from trading) on the Principal Market as of the date the Call Notice is delivered to the Holder through the effective date of such call, (iv) the Company is not in default (or taken any action or failure to act which through the passage of time would result in a default) under the Purchase Agreement, [(v) exercise of the Warrant in whole will not cause the Holder to exceed the Section 2(c) limitations, (vi)] the VWAP of the Common Stock on the Principal Market is equal to or greater than       (subject to adjustment to reflect forward or reverse stock splits, stock dividends, recapitalizations and the like) (the “Threshold Price”) for at least 20 consecutive Trading Days, and [(vii)] the Call Notice is delivered within 3 Business Days’ of the most recent day in the previous clause and that the Common Stock reached the Threshold Price. At any time prior to the effective date of such call, the Holder shall have the right to exercise this Warrant in accordance with its terms.

“VWAP” shall mean for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on an the Principal Market or the New York Stock Exchange, the American Stock Exchange or the Nasdaq Small Cap Market (each an “Approved Market”), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the primary Approved Market on which the Common Stock is then listed or quoted as reported by Bloomberg Financial L.P. (based on a Trading Day from 9:30 a.m. ET to 4:02 p.m. Eastern Time) using the HP function; (b) if the Common Stock is not then listed or quoted on an Approved Market and if prices for the Common Stock are then quoted on the OTC Bulletin Board, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by the Company and Holder in good faith.

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“Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York are authorized or required by law or executive order to remain closed.

16.              Miscellaneous.

(a)                Jurisdiction. This Warrant shall constitute a contract under the laws of the State of New York, without regard to its conflict of law, principles or rules.

(b)               Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant will have restrictions upon resale imposed by state and federal securities laws and/or as set forth in the Purchase Agreement.

(c)                Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, provided, however, that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of his rights, powers or remedies hereunder.

(d)               Notices. All notices, requests, consents and other communications provided for herein shall be in writing and shall be effective upon delivery in person, when faxed and received, or five Business Days after being mailed by certified or registered mail, return receipt requested, postage pre-paid, addressed as follows:

(i)	If to the Holder:

[NAME]
[ADDRESS]
Phone:
Fax:

or to the address of the Holder as shown on the books of the Company; or

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(ii)	If to the Company:

Star Scientific, Inc.
4470 Cox Road
Glen Allen, Virginia 23060
Telephone: (804) 527-1970
Facsimile: (804) 527-1976
Attention: Chief Financial Officer

with a copy to:

Star Scientific, Inc.
7475 Wisconsin Avenue
Bethesda, MD 20814
Telephone: (301) 654-8300
Facsimile: (301) 654-9308
Attention: General Counsel

or at such other address as the Holder or the Company, as applicable, may hereafter have advised the other in accordance with the provisions of this paragraph.

(e)                Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(f)                Successors and Assigns; No Assignment. This Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company, provided that neither the Company (except pursuant to a transaction subject to Section 11 herein) nor the Holder may assign this Warrant without the prior written consent of the other party.

(g)               Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(h)               Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(i)                 Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:

STAR SCIENTIFIC, INC.

By:
	Name:	Paul L. Perito
	Title:	Chairman, President and Chief Operating Officer

Signature Page to Warrant

NOTICE OF EXERCISE

To: Star Scientific, Inc.

(1)               The undersigned hereby elects to purchase ________ Warrant Shares of Star Scientific, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)               Payment shall take the form of in lawful money of the United States.

(3)               Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned. The Warrant Shares shall be delivered to the following:

________________________________

________________________________

________________________________

(4)               Accredited Investor/Qualified Institutional Buyer. The undersigned is an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended.

[PURCHASER]

By:
Name:
Title:
Dated: